

Mail Stop 3628

June 22, 2009

Via Facsimile and U.S. Mail

Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center (Round Building)
Tel Aviv 67021 Israel

> **Re: Gilat Satellite Networks Ltd.**
> **Amendment No. 1 to Schedule TO-T filed June 22, 2009**
> **By KCPS Satellite Communications, Limited Partnership,**
> **KCPS Satellite Holdings Ltd., and**
> **KCPS PE Investment Management (2006) Ltd.**
> **File No. 005-49455**

Dear Dr. Hadar:

    We have reviewed your filing and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

1. We note your response to comment one in our letter dated June 11, 2009; however, we reissue our comment since it appears that JGD Management Corp or York is a bidder under the factors discussed in section II.D.2 of the Current Issues Outline. In this regard, we note that York is acting together with the named bidders as disclosed in the voting agreement, York controls the named bidders, directly or indirectly, as the holder of more than 35% of the pecuniary interest in KCS Private Equity I Fund, and York would beneficially own the securities purchased by the named bidders after the tender offer. Please revise to add York as a bidder.

As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and response to our comment.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions